UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-33292

CUSIP NUMBER: 21870U205

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2015

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

CorEnergy Infrastructure Trust, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1100 Walnut, Suite 3350

Address of Principal Executive Office (Street and Number)
Kansas City, Missouri 64106

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CorEnergy Infrastructure Trust, Inc. (the “Company”) is unable to file timely its quarterly report on Form 10‑Q for the fiscal period ended September 30, 2015 (the “Form 10-Q”) without unreasonable effort and expense, due to unforeseen technical difficulties encountered in the conversion of the exhibits to its Form 10‑Q into EDGAR filing format. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow it more time to complete the EDGARization of the document. The Company expects that the conversion of the exhibits will be completed to ensure timely filing of its Form 10-Q for the quarter ended September 30, 2015 prior to the reporting deadline provided by such extension.

PART IV—OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Steven F. Carman                    (512) 370-3451

(Name)                            (Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-Q reflects significant changes to the Company’s sources of revenue and results of operations since the end of the third quarter of its prior fiscal year, due primarily to the Company having completed the following significant acquisitions since September 30, 2014:

•
On November 24, 2014, a subsidiary of the Company completed the acquisition of all of the equity interests of MoGas Pipeline, LLC and United Property Systems, LLC (collectively, the “MoGas Transaction”). MoGas is the owner and operator of an approximately 263 mile interstate natural gas pipeline system in and around St. Louis and extending into central Missouri.

•
On June 30, 2015, a subsidiary of the Company completed the acquisition of the Grand Isle Gathering System (the “GIGS”), a subsea, midstream pipeline system in the Gulf of Mexico, and simultaneously entered into a long-term triple-net lease agreement relating to the use of the GIGS with Energy XXI GIGS Services, LLC, a wholly owned operating subsidiary of Energy XXI Ltd.

The Company also (i) issued 2,250,000 depositary shares, each representing 1/100th of a share of its 7.375% Series A Cumulative Redeemable Preferred Stock, in the first quarter of fiscal 2015 and (ii) recognized a provision for loan losses during the quarter ended September 30, 2015 of approximately $8.0 million in connection with its outstanding financing notes receivable from Black Bison Water Services LLC and its affiliates. Primarily as a result of these transactions, the Company’s reported revenue and results of operations for the nine months ended September 30, 2015 reflected the following significant changes from the corresponding results for the nine months ended September 30, 2014:

•	Lease revenue totaled $31.1 million for the nine months ended September 30, 2015 as compared to $21.0 million for the nine months ended September 30, 2014.

•	Transportation revenue from the MoGas system totaled $10.8 million for the nine months ended September 30, 2015 as compared to $0 for the nine months ended September 30, 2014.

•	Total revenues for the nine months ended September 30, 2015 were $48.8 million as compared to $28.4 million for the nine months ended September 30, 2014.

•
Net income for the nine months ended September 30, 2015 was $9.9 million as compared to $8.2 million for the nine months ended September 30, 2014, and net income attributable to common stockholders for the nine months ended September 30, 2015 was $5.9 million as compared to $7.0 million for the nine months ended September 30, 2014.

CorEnergy Infrastructure Trust, Inc.
(Name of Registrant as Specified in Charter)

CorEnergy Infrastructure Trust, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2015	By: /s/ Rebecca M. Sandring
Name:    Rebecca M. Sandring

Title:	Chief Accounting Officer, Treasurer and Secretary

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